The information in this prospectus supplement and the accompanying prospectus to which it relates is not complete and may be changed. This prospectus supplement and the accompanying prospectus to which it relates are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(SUBJECT TO COMPLETION)

DATED SEPTEMBER 3, 2024

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 21, 2021)

Petrobras Global Finance B.V.

Unconditionally guaranteed by

Petróleo Brasileiro S.A. — Petrobras

(Brazilian Petroleum Corporation — Petrobras)

U.S.$                  % Global Notes due 20

The % Global Notes due 20 (the “Notes”) are general, unsecured, unsubordinated obligations of Petrobras Global Finance B.V. (“PGF”), a wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras (“Petrobras”). The Notes will be unconditionally and irrevocably guaranteed by Petrobras. The Notes will mature on            , 20       and will bear interest at the rate of % per annum. Interest on the Notes is payable on and of each year, beginning on , 2025.

PGF will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes. PGF may redeem, in whole or in part, the Notes at any time or from time to time prior to           , 20       (the date that is months prior the scheduled maturity of the Notes), by paying the greater of the principal amount of the Notes to be redeemed and a “make-whole” amount, in each case plus accrued and unpaid interest. Beginning on , 20 , PGF may redeem, in whole or in part, the Notes at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest. The Notes will also be redeemable in whole without premium prior to maturity at PGF’s option upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption.”

In connection with the offering, the underwriters are not acting for anyone other than the issuer. Neither the underwriters nor any of their affiliates regulated by the Financial Conduct Authority will be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

PGF intends to apply to have the Notes approved for listing on the New York Stock Exchange, or the “NYSE.”

See “Risk Factors” beginning on page S-14 to read about factors you should consider before buying the Notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Initial price to the public(1):			Underwriting discount(2):			Proceeds, before expenses, to PGF:
	Per Note		Total	Per Note		Total	Per Note		Total
Notes		%	U.S.$		%	U.S.$		%	U.S.$

(1)	Plus accrued interest from , 2024, if settlement occurs after such date.
(2)	See “Underwriting” beginning on page S-42 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear SA/NV, as operator of the Euroclear System, against payment in New York, New York on or about , 2024.

Joint Bookrunners

BofA Securities	Bradesco BBI	HSBC	J.P. Morgan	Mizuho	Morgan Stanley

The date of this prospectus supplement is           , 2024.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes that PGF is offering and certain other matters relating to PGF and Petrobras and Petrobras’s financial condition. The second part, the accompanying prospectus, gives more general information about securities that PGF and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PGF and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PGF nor Petrobras is making an offer to sell the Notes in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A. – Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

References herein to “reais” or “R$” are to the lawful currency of Brazil. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the EEA.

This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities that are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Notes shall require PGF or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and PGF that it and any person on whose behalf it acquires Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2)  not a “retail investor” (as defined above).

Prohibition of Sales to UK Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “United Kingdom” or the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a “qualified investor” as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). No key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the UK.

This prospectus supplement has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in the UK of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities that are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Notes shall require PGF or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer.

Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.

Each person in the UK who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and PGF that it and any person on whose behalf it acquires Notes is: (1) a "qualified investor" within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a "retail investor" (as defined above).

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement are forward-looking statements that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

We have made forward-looking statements that address, among other things:

•	Petrobras’s marketing and expansion strategy;

•	Petrobras’s exploration and production activities, including drilling;

•	Petrobras’s activities related to refining, import, export, transportation of oil, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•	Petrobras’s commitment with respect to ESG practices and low carbon and environmental sustainability;

•	Petrobras’s projected and targeted capital expenditures, commitments and revenues;

•	Petrobras’s liquidity and sources of funding;

•	Petrobras’s pricing strategy and development of additional revenue sources; and

•	the impact, including cost, of acquisitions and divestments.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

•	Petrobras’s ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	global economic conditions;

•	Petrobras’s ability to find, acquire or gain access to additional reserves and to develop Petrobras’s current reserves successfully;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of Petrobras’s equipment and the provision of Petrobras’s services;

•	changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments, including the role of the Brazilian government, as our controlling shareholder, in our business;

•	natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;

•	global health crises, such as the COVID-19 pandemic;

•	the impact of expanded regional or global conflict, including the ongoing conflict between Russia and Ukraine and the conflict in the Middle East;

•	the cost and availability of adequate insurance coverage;

•	Petrobras’s ability to successfully implement asset sales under Petrobras’s portfolio management program;

•	Petrobras’s ability to successfully implement its 2024-2028 Strategic Plan (“Strategic Plan”), whether that Strategic Plan remains in place, and the direction of any subsequent strategic plans;

•	the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the Lava Jato investigation;

•	the effectiveness of Petrobras’s risk management policies and procedures, including operational risk;

•	potential changes to the composition of Petrobras’s board of directors and management team; and

•	litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies.

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus supplement or the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Petrobras is incorporating by reference into this prospectus supplement the following documents that it has filed with the U.S. Securities and Exchange Commission (“SEC”):

1.	The Petrobras Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 12, 2024 (the “2023 Form 20-F”).

2.	The Petrobras Report on Form 6-K furnished to the SEC on August 9, 2024, film number 241190833, containing Petrobras’s unaudited condensed consolidated interim financial statements in U.S. dollars as of June 30, 2024, and for the three-month and six-month periods ended June 30, 2024 and 2023, prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board, as amended by the Petrobras Report on Form 6-K/A furnished to the SEC on August 29, 2024, containing the Interactive Data File relating to such unaudited consolidated interim financial statements.

3.	The Petrobras Report on Form 6-K furnished to the SEC on August 23, 2024, film number 241235245, containing a discussion of Petrobras’s financial information and results in U.S. dollars as of June 30, 2024, and for the six-month periods ended June 30, 2024 and 2023.

4.	Any future reports of Petrobras on Form 6-K furnished to the SEC that are identified in those forms as being incorporated by reference into this prospectus supplement or the accompanying prospectus.

We will provide without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Petrobras’s Investor Relations Department located at Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ, Attention: Investor Relations Department (telephone: + 55 (21) 3224-1510/+ 55 (21) 3224-9947; e-mail: petroinvest@petrobras.com.br).

WHERE YOU CAN FIND MORE INFORMATION

Information that Petrobras files with or furnishes to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that Petrobras incorporates by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Investor Relations Department

Petróleo Brasileiro S.A.- Petrobras

Av. Henrique Valadares, 28 – 9th floor

20231-030 – Rio de Janeiro, RJ, Brazil

Attention: Investor Relations Department

Telephone: + 55 (21) 3224-1510/9947

E-mail: petroinvest@petrobras.com.br

Petrobras is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer, and accordingly files or furnishes reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. Any filings Petrobras makes electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The information on this website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus supplement.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the Notes. You should read carefully the entire prospectus supplement, the accompanying prospectus, including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

PGF

PGF is a wholly-owned finance subsidiary of Petrobras, incorporated under the laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on August 2, 2012. PGF is an indirect subsidiary of Petrobras, and all of PGF’s shares are held by Petrobras’s Dutch subsidiary Petrobras International Braspetro B.V. PGF’s business is to raise financing to fund the operations of companies within the Petrobras group, including by issuing debt securities in the international capital markets. PGF does not currently have any operations, revenues or assets other than those related to the issuance, administration and repayment of its debt securities. All debt securities issued by PGF are fully and unconditionally guaranteed by Petrobras. PGF was incorporated for an indefinite period of time.

Petrobras uses PGF as its main vehicle to issue securities in the international capital markets. PGF’s first offering of notes fully and unconditionally guaranteed by Petrobras occurred in September 2012. In December 2014, PGF assumed the obligations of Petrobras’s former finance subsidiary Petrobras International Finance Company S.A. (“PifCo”) under all then outstanding notes originally issued by PifCo, which continue to benefit from Petrobras’s full and unconditional guaranty.

PGF’s registered office is located at Weena 798C, 23rd floor, 3014 DA Rotterdam, the Netherlands, and our telephone number is +31 (0) 10 206-7000.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista (partially state-owned enterprise) organized and existing under the laws of Brazil. For the years ended December 31, 2023 and 2022, Petrobras had sales revenues of U.S.$102,409 million and U.S.$124,474 million, respectively, gross profit of U.S.$53,974 million and U.S.$64,988 million, respectively, and net income attributable to shareholders of Petrobras of U.S.$ 24,884 million and U.S.$36,623 million, respectively. For the six-month periods ended June 30, 2024 and 2023, Petrobras had sales revenues of U.S.$47,235 million and U.S.$49,750 million, respectively, gross profit of U.S.$23,984 million and U.S.$25,750 million, respectively, and net income (loss) attributable to shareholders of Petrobras of U.S.$4,438 million and U.S.$13,169 million, respectively. In 2023, Petrobras’s average domestic daily oil and Natural Gas Liquids (“NGL”) production was 2,231 million bbl/d.  In the six-month period ended June 30, 2024, Petrobras’s average domestic daily oil and NGL production was 2,196 million bbl/d.

Petrobras currently divides its activities into the following segments of operations:

•	Exploration and Production: this segment covers the activities of exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries. The E&P segment also operates through partnerships with other companies, including holding interests in non-Brazilian companies in this segment;

•	Refining, Transportation and Marketing: this segment covers the activities of refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which includes holding interests in petrochemical companies in Brazil), and fertilizer production; and

•	Gas and Low Carbon Energies: this segment covers the activities of logistics and trading of natural gas and electricity, transportation and trading of liquefied natural gas (“LNG”), generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.

Additionally, Petrobras has a Corporate and Other Businesses classification that includes general corporate matters, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other Businesses comprise the distribution of oil products abroad (throughout South America) . In 2021, the results of other businesses included the equity interest in our associate Vibra Energia (formerly Petrobras Distribuidora) until July 2021 when we sold the remaining interest in this company. For further information regarding Petrobras’s business segments, see Note 12 to Petrobras’s audited consolidated financial statements included in the 2023 Form 20-F incorporated by reference herein.

Petrobras’s principal executive office is located at Av. Henrique Valadares, 28 – 20231-030 – Rio de Janeiro RJ, Brazil, its telephone number is +55 (21) 3224-1510/9947, and Petrobras’s website is www.petrobras.com.br. The information on Petrobras’s website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus supplement.

The Offering

Issuer	Petrobras Global Finance B.V. (“PGF”).

The Notes	U.S.$ aggregate principal amount of % Global Notes due 20 (the “Notes”).

Issue Price	% of the aggregate principal amount, plus accrued interest from , 2024, if settlement occurs after such date.

Closing Date	, 2024.

Maturity Date	, 20 .

Interest	The Notes will bear interest from , 2024, the date of issuance of the Notes, at the rate of % per annum, payable semi-annually in arrears on each interest payment date.

Interest Payment Dates	and of each year, commencing on , 2025.

Denominations	PGF will issue the Notes only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee, Registrar, Paying Agent and Transfer Agent	The Bank of New York Mellon

Codes

(a) ISIN

(b) CUSIP

Use of Proceeds	PGF intends to use the net proceeds from the sale of the Notes to repurchase its 5.093% Global Notes due January 2030, 5.600% Global Notes due January 2031, 5.500% Global Notes due June 2051, 5.625% Global Notes due May 2043, 6.750% Global Notes due June 2050 and 6.900% Global Notes due March 2049 (collectively, the “Old Notes”), in each case that PGF accepts for purchase in the tender offers described below, and to use any remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Tender Offers	Concurrently with this offering, PGF announced the commencement of cash tender offers (the “Tender Offers”), on the terms and subject to the conditions described in an offer to purchase (the “Offer to Purchase”), that is being made available to eligible holders of Old Notes. The Tender Offers for the Old Notes are conditioned upon certain customary conditions, including the closing of the sale of the Notes offered hereby. This offering is not conditioned on the successful consummation of the Tender Offers. The underwriters are also acting as dealer managers in the Tender Offers.

Although PGF currently intends to consummate the Tender Offers, it cannot guarantee that the Tender Offers will be consummated on the terms contained in the Offer to Purchase, or, if consummated, the number of Old Notes that will be tendered.

This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the Old Notes. The Tender Offers will be made only by and pursuant to the terms of the Offer to Purchase.

Indenture	The Notes offered hereby will be issued pursuant to an indenture between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of August 28, 2018, as supplemented by the sixth supplemental indenture to be dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee (the “indenture”). See “Description of the Notes.”

Guaranty	The Notes will be unconditionally guaranteed by Petrobras under the guaranty. See “Description of the Guaranty.”

Ranking	The Notes constitute general senior unsecured and unsubordinated obligations of PGF that will at all times rank pari passu among themselves and with all other unsecured unsubordinated indebtedness issued from time to time by PGF.

The obligations of Petrobras under the guaranty constitute general senior unsecured obligations of Petrobras that will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’s obligations under the guaranty.

Optional Redemption	PGF may redeem the Notes, in whole or in part, at any time or from time to time prior to , 20 (the date that is months prior the scheduled maturity of the Notes) by paying the greater of the principal amount of the Notes to be redeemed and a “make-whole” amount, plus, in each case, accrued and unpaid interest, as described under “Description of the Notes—Optional Redemption— Optional Redemption With ‘Make-Whole’ Amount for the Notes.”

Beginning on , 20 , PGF may redeem, in whole or in part, the Notes at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, as described under “Description of the Notes—Optional Redemption—Optional Redemption at Par.”

Early Redemption at PGF’s Option Solely for Tax Reasons	PGF has the option, subject to certain conditions, to redeem the Notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official entry into effect, application or interpretation of any laws or treaties, PGF would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes. See “Description of Debt Securities―Special Situations―Optional Tax Redemption” in the accompanying prospectus.

Covenants

(a) PGF	The terms of the indenture will require PGF, among other things, to:

	•	pay all amounts owed by it under the indenture and the Notes when such amounts are due;

	•	maintain an office or agent for the purpose of service of process and a paying agent, in each case in the United States;

	•	ensure that the Notes continue to be senior obligations of PGF;

	•	use proceeds from the issuance of the Notes for specified purposes; and

	•	replace the trustee upon any resignation or removal of the trustee.

In addition, the terms of the indenture will restrict the ability of PGF and its subsidiaries, among other things, to:

	•	undertake certain mergers, consolidations or similar transactions; and

	•	create certain liens on its assets or pledge its assets.

PGF’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants.”

(b) Petrobras	The terms of the guaranty will require Petrobras, among other things, to:

	•	pay all amounts owed by it in accordance with the terms of the guaranty and the indenture;

	•	maintain an office or agent in the United States for the purpose of service of process;

	•	ensure that its obligations under the guaranty will continue to be senior obligations of Petrobras; and

	•	make available certain financial statements to the trustee.

In addition, the terms of the guaranty will restrict the ability of Petrobras and its subsidiaries, among other things, to:

	•	undertake certain mergers, consolidations or similar transactions; and

	•	create certain liens on its assets or pledge its assets.

Petrobras’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranty—Covenants.”

Events of Default	The following events of default will be events of default with respect to the Notes:

	•	failure to pay principal on the Notes within seven calendar days of its due date;

	•	failure to pay interest on the Notes within 30 calendar days of any interest payment date;

	•	breach by PGF of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty if not remedied within 60 calendar days;

	•	acceleration of a payment on the indebtedness of PGF or Petrobras or any material subsidiary that equals or exceeds U.S.$200 million (or its equivalent in another currency);

	•	certain events of bankruptcy, reorganization, liquidation, insolvency, winding-up, dissolution, moratorium or intervention law or law with similar effect of PGF or Petrobras or any material subsidiary;

	•	certain events relating to the unenforceability of the Notes, the indenture or the guaranty against PGF or Petrobras; and

	•	Petrobras ceasing to own at least 51% of PGF’s outstanding voting and economic interests (equity or otherwise).

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Further Issuances	PGF reserves the right, from time to time, without the consent of the holders of the Notes, to issue additional Notes on terms and conditions identical to those of the Notes, which additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes offered hereby. PGF may also issue other securities under the indenture that have different terms and conditions from the Notes. See “Description of the Notes—Further Issuances.”

Modification of Notes, Indenture and Guaranty	The terms of the indenture may be modified by PGF and the trustee, and the terms of the guaranty may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the Notes. See “Description of the Notes—Amendments.”

Clearance and Settlement	The Notes will be issued in book-entry form through the facilities of The Depository Trust Company (“DTC”), for the accounts of its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear SA/NV, as operator of the Euroclear System, and will trade in DTC’s Same-Day Funds Settlement System. Beneficial interests in Notes held in book-entry form will not be entitled to receive physical delivery of certificated Notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts	Any and all payments of principal, premium, if any, and interest in respect of the Notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PGF’s incorporation (currently the Netherlands) or any other jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PGF is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranty, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts.”

Governing Law	The indenture, the Notes, and the guaranty will be governed by, and construed in accordance with, the laws of the State of New York.

Listing	PGF intends to apply to have the Notes approved for listing on the NYSE.

Risk Factors	You should carefully consider the risk factors discussed beginning on page S-14, the section entitled “Risk Factors” in Petrobras’s 2023 Form 20-F, which is incorporated by reference in this prospectus supplement, and the other information included or incorporated by reference in this prospectus supplement, before purchasing any Notes.

RISK FACTORS

Our 2023 Form 20-F includes extensive risk factors relating to our operations, our compliance and control risks, our relationship with the Brazilian federal government, and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the Notes.

Risks Relating to PGF’s Debt Securities

The market for the Notes may not be liquid.

The Notes are an issuance of new securities with no established trading market. We intend to apply to list the Notes on the NYSE. We can provide no assurance as to the liquidity of trading markets for the Notes offered by this prospectus supplement. We cannot guarantee that holders of the Notes will be able to sell their Notes in the future. If a market for the Notes does not develop, holders of the Notes may not be able to resell the Notes for an extended period of time, if at all.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranty and restrict Petrobras’s ability to make payments to PGF in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under the guaranty and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy. In the event that any such restrictive exchange control policies were instituted by the Brazilian government, we may face adverse regulatory consequences in the Netherlands that may lead us to redeem the Notes prior to their maturity.

In addition, payments by Petrobras under the guaranty in connection with PGF’s Notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. dollars, which could cause delays in such payments.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranty only in reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’s obligations in respect of the guaranty, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange controls, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, will be satisfied in reais at the rate of exchange in effect on the date of payment, as determined by the Central Bank of Brazil.

A finding that Petrobras is subject to U.S. bankruptcy laws and that any of the guaranty executed by it was a fraudulent conveyance could result in the relevant PGF noteholders losing their legal claim against Petrobras.

PGF’s obligation to make payments on the Notes is supported by Petrobras’s obligation under the guaranty. Petrobras has been advised by its external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, Petrobras has been advised by its general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against Petrobras in accordance with their terms.

In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and Petrobras, at the time it entered into the guaranty:

•	was or is insolvent or rendered insolvent by reason of our entry into such guaranty;

•	was or is engaged in business or transactions for which the assets remaining with Petrobras constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believe that Petrobras would incur, debts beyond Petrobras’s ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than the reasonably equivalent value or fair consideration therefor,

then Petrobras’s obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of the issuance of the Notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would not have a claim against Petrobras under the guaranty and would solely have a claim against PGF. Petrobras cannot ensure that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the guaranty.

We cannot assure you that the credit ratings for the Notes will not be lowered, suspended or withdrawn by the rating agencies.

The credit ratings of the Notes may change after issuance. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the Notes.

Risks Relating to PGF and Petrobras

PGF’s operations and debt servicing capabilities are dependent on Petrobras.

PGF’s financial position and results of operations are directly affected by Petrobras’s decisions. PGF is an indirect, wholly-owned finance subsidiary of Petrobras incorporated in the Netherlands as a private company with limited liability. PGF does not currently have any operations, revenues or assets other than those related to its primary business of raising money for the purpose of on-lending to Petrobras and other subsidiaries of Petrobras. PGF’s ability to satisfy its obligations under the Notes will depend on payments made to PGF by Petrobras and other subsidiaries of Petrobras under the loans made by PGF. The Notes and all debt securities issued by PGF will be fully and unconditionally guaranteed by Petrobras. Petrobras’s financial condition and results of operations, as well as Petrobras’s financial support of PGF, directly affect PGF’s operational results and debt servicing capabilities.

USE OF PROCEEDS

The net proceeds from the sale of the Notes, after payment of the underwriting discount but before expenses, are expected to be approximately U.S.$        million.

PGF intends to use the net proceeds from the sale of the Notes to purchase the Old Notes that PGF accepts for purchase in the Tender Offers announced concurrently with this offering, and to use any remaining net proceeds for general corporate purposes.

The underwriters are acting as dealer managers in connection with the Tender Offers and will receive a commission for also acting in such capacity. In addition, the underwriters or their affiliates may tender Old Notes in the Tender Offers for their own account or for the accounts of their customers, in which case the underwriters, their affiliates or customers may receive a portion of the proceeds of this offering. See “The Offering—Tender Offers.”

SELECTED FINANCIAL AND OPERATING INFORMATION

This prospectus supplement incorporates by reference (i) our unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the three-month and six-month periods ended June 30, 2024 and 2023, prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB, and (ii) our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB.

The selected financial information as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021, presented in the tables below have been derived from Petrobras’s audited consolidated financial statements. The selected financial data as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 have been derived from Petrobras’s unaudited condensed consolidated interim financial statements, which in the opinion of management, reflect all adjustments that are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial information should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’s financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of June 30,	As of December 31,
	2024	2023	2022	2021
	(U.S.$ million)	(U.S.$ million)
Assets:
Current assets
Cash and cash equivalents	7,884	12,727	7,996	10,467
Marketable securities	4,290	2,819	2,773	650
Trade and other receivables	4,405	6,135	5,010	6,368
Inventories	7,339	7,681	8,779	7,255
Assets classified as held for sale	422	335	3,608	2,490
Other current assets	4,318	2,748	3,084	2,919
	28,658	32,445	31,250	30,149
Non-current assets
Long-term receivables	22,166	26,798	21,220	14,334
Judicial deposits	12,479	14,746	11,053	8,038
Other long-term receivables	9,687	12,052	10,167	6,296
Investments	986	1,358	1,566	1,510
Property, plant and equipment	135,951	153,424	130,169	125,330
Intangible assets	2,688	3,042	2,986	3,025
	161,791	184,622	155,941	144,199
Total assets	190,449	217,067	187,191	174,348
Liabilities and equity:
Total current liabilities	32,016	33,860	31,380	24,176
Non-current liabilities(1)	69,081	79,753	59,597	48,301
Non-current finance debt(2)	21,704	24,479	26,378	32,059
Total liabilities	122,801	138,092	117,355	104,536
Equity
Share capital (net of share issuance costs)	107,101	107,101	107,101	107,101
Reserves and other comprehensive income (deficit)(3)	(39,916)	(28,518)	(37,609)	(37,694)
Equity attributable to the shareholders of Petrobras	67,185	78,583	69,492	69,407
Non-controlling interests	463	392	344	405
Total equity	67,648	78,975	69,836	69,812
Total liabilities and equity	190,449	217,067	187,191	174,348

(1)	Excludes non-current finance debt.
(2)	Excludes current portion of finance debt.
(3)	Capital reserve and capital transactions, profit reserves, retained earnings (losses) and accumulated other comprehensive income (deficit).

Income Statement Data

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2024	2023	2023(1)	2022(1)	2021(1)
	(U.S.$ million, except for share and per share data)		(U.S.$ million, except for share and per share data)
Sales revenues	47,235	49,750	102,409	124,474	83,966
Operating income (loss) (2)	15,689	20,031	38,033	57,114	37,584
Net income (loss) attributable to our shareholders (3)	4,438	13,169	24,884	36,623	19,875
Weighted average number of shares outstanding(4):
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,466,560,112	5,601,969,879	5,580,057,862	5,601,969,879	5,601,969,879
Basic and diluted earnings (losses) per:
Common and preferred shares	0.34	1.01	1.91	2.81	1.52
Common and preferred ADS(5)	0.68	2.02	3.82	5.62	3.04
Operating income (loss)(2) per:
Common and preferred shares	1.22	1.54	2.92	4.38	2.88
Common and preferred ADS(5)	2.44	3.08	5.84	8.76	5.76
Cash dividends per(6)
Common shares	0.19	0.24	1.14	3.31	1.42
Preferred shares	0.19	0.24	1.14	3.31	1.42
Common ADS(5)	0.38	0.48	2.28	6.62	2.84
Preferred ADS(5)	0.38	0.48	2.28	6.62	2.84

(1)	Petrobras recognized impairment losses of U.S.$2,680 million in 2023, U.S.$1,315 million in 2022 and impairment reversal of U.S.$3,190 million in 2021.
(2)	This line is equivalent to “income (loss) before finance income (expense), results in equity-accounted investments and income taxes” derived from our audited consolidated financial statements.
(3)	Shareholders refer to Petrobras shareholders and do not include the noncontrolling shareholders.
(4)	The total number of shares does not include shares in treasury.
(5)	The ratio of ADS to Petrobras’s common and preferred shares is two shares to one ADS.
(6)	Interest on capital and/or dividends proposed for the periods. Amounts were based on the exchange rate prevailing at the date of the approval by Petrobras’s board of directors, except for minimum mandatory dividends, which is based on the closing exchange rate on the date that Petrobras’s audited consolidated financial statements were released.

CAPITALIZATION

The following table sets out the consolidated debt and capitalization of Petrobras as of June 30, 2024, including accrued interest (i) on an actual basis, which have been derived from Petrobras’s unaudited condensed consolidated interim financial statements and (ii) as adjusted to give effect to the issuance of the Notes offered hereby (including the underwriting discount indicated on the cover page of this prospectus supplement), but without giving effect to the application of net cash proceeds of this offering.

	As of June 30, 2024
	Actual	As Adjusted(1)
	(U.S.$ million)
Lease Liability:
Current portion	7,437
Non-current portion	25,872
Total lease liability	33,309
Finance debt:
Current portion	4,617
Non-current portion(1)	21,704
Total finance debt(2)	26,321
Non-controlling interest	463
Petrobras’s shareholders’ equity(3)	67,185
Total capitalization	127,278

(1)	As adjusted to reflect the issuance of Notes offered hereby (including the underwriting discount indicated on the cover page of this prospectus supplement), without giving effect to the application of net cash proceeds of this offering.
(2)	Of which U.S.$20,486 million is foreign currency denominated and U.S.$5,835 million is local currency denominated.
(3)	Consisting of (a) 7,442,454,142 common shares and (b) 5,602,042,788 preferred shares, in each case with no par value and in each case which have been authorized and issued.

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture, including the sixth supplemental indenture in connection with the Notes, because they will define your rights as holders of the Notes. If the description of the terms of the Notes in this prospectus supplement differs in any way from that in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You may obtain copies of the indenture, including the sixth supplemental indenture, upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

The Sixth Supplemental Indenture

PGF will issue the Notes under an indenture dated as of August 28, 2018 between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee. This indenture will be supplemented by the sixth supplemental indenture to be dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee, which provide the specific terms of the Notes offered by this prospectus supplement, including granting holders rights against Petrobras under the guaranty.

Whenever we refer to the “indenture” in this prospectus supplement, we are referring to the indenture dated as of August 28, 2018, as supplemented by the sixth supplemental indenture.

The Notes

The Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the Notes will be the            % Global Notes due 20 ;

The Notes will:

•	be issued in an aggregate principal amount of U.S.$ ;

•	mature on , 20 ;

•	bear interest at a rate of % per annum from , 2024, until maturity or early redemption and until all required amounts due in respect of the Notes have been paid;

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof; and

•	be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “—Guaranty.”

All payments of principal and interest on the Notes will be paid in U.S. dollars;

Interest on the Notes will be paid semi-annually on            and            of each year (each of which we refer to as an “interest payment date”), commencing on            , 2025 and the regular record date for any interest payment date will be the business day preceding that date; and

In the case of amounts not paid by PGF under the indenture and the Notes (or Petrobras under the guaranty for the Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the Notes or Petrobras’s obligations under the guaranty for the Notes.

Guaranty

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranty will be unsecured and will rank equally with all of Petrobras’s other existing and future unsecured and unsubordinated debt including guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranty.”

Depositary with Respect to Global Notes

The Notes will be issued in global registered form with The Depository Trust Company (“DTC”), as depositary. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to the Notes:

•	PGF does not pay the principal on the Notes within seven calendar days of its due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that seven-day period.

•	PGF does not pay interest or other amounts, including any additional amounts, on the Notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that 30-day period.

•	PGF or Petrobras remains in breach of any covenant or any other term in respect of the Notes issued under the indenture or guaranty for 60 calendar days after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the Notes.

•	The maturity of any indebtedness of PGF or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$200,000,000 (or its equivalent in another currency) or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or a material subsidiary of any indebtedness is not acceleration for this purpose.

•	PGF or Petrobras or any material subsidiary stops paying or is generally unable to pay its debts as they become due, except in the case of a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, spin-off, merger, conveyance or transfer duly approved by the note holders.

•	If proceedings are initiated against PGF, Petrobras or any material subsidiary under any applicable bankruptcy, reorganization, insolvency, moratorium or intervention law or law with similar effect, or under any other law for the relief of, or relating to, debtors, and such proceeding is not dismissed or stayed within 90 calendar days.

•	An administrative or other receiver, manager or administrator, or any such or other similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied or put in force against, the whole or a substantial part of the undertakings or assets of PGF or Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days.

•	PGF or Petrobras or any material subsidiary voluntarily commences or consents to proceedings under any applicable liquidation, bankruptcy, reorganization, insolvency, moratorium or any other similar laws, PGF or Petrobras or any material subsidiary enters into any composition or other similar arrangement with our creditors under applicable Brazilian law (such as a recuperação judicial or extrajudicial, which is a type of liquidation agreement).

•	PGF or Petrobras or any material subsidiary files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to PGF or Petrobras or any material subsidiary, or PGF or Petrobras or any material subsidiary takes legal action for a readjustment or deferment of any part of its indebtedness.

•	An effective resolution is passed, or any authorized action is taken by any court of competent jurisdiction, directing PGF or Petrobras or any material subsidiary’s winding-up, dissolution or liquidation, except for the purpose of and followed by a consolidation, merger, conveyance or transfer duly approved by the note holders.

•	Any event occurs that under the laws of any relevant jurisdiction has substantially the same effect as the events referred to in the six immediately preceding paragraphs.

•	The Notes, the indenture, the guaranty or any part of those documents cease to be in full force and effect or binding and enforceable against PGF or Petrobras, or it becomes unlawful for PGF or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	PGF or Petrobras contests the enforceability of the Notes, the indenture or the guaranty, or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PGF.

For purposes of the events of default:

•	“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

•	“material subsidiary” means, as to any person, any subsidiary of such person which, on any given date of determination accounts for more than 15% of such person’s total consolidated assets (as set forth on such person’s most recent consolidated financial statements prepared in accordance with IFRS).

Covenants

PGF will be subject to the following covenants with respect to the Notes:

Payment of Principal and Interest

PGF will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PGF) on the Notes in accordance with the Notes and the indenture.

Maintenance of Corporate Existence

PGF will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PGF’s board of directors determines that maintaining such rights and privileges is no longer desirable in the conduct of PGF’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency

So long as Notes are outstanding, PGF will maintain an office or agency in the United States where notices to and demands upon it in respect of the indenture and the Notes may be served.

PGF has initially appointed Petrobras America Inc., with offices located at 10350 Richmond Ave., Suite 1400, Houston, TX 77042, as its agent. PGF will not change the appointment of the agent without prior written notice to the trustee and appointing a replacement agent or designating an office, in the United States.

Ranking

PGF will ensure that the Notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PGF intends to use the net proceeds from the sale of the Notes to purchase the Old Notes that PGF accepts for purchase in the Tender Offers announced concurrently with this offering, and the remainder, if any, for general corporate purposes.

Statement by Managing Directors as to Default

PGF will deliver to the trustee, within 90 calendar days after the end of its fiscal year, a directors’ certificate, stating whether or not to the best knowledge of its signers thereof there is an event of default in connection with the performance and observance of any of the terms, provisions and conditions of the indenture or the Notes and, if there is such an event of default by PGF, specifying all such events of default and their nature and status of which the signers may have knowledge.

Provision of Financial Statements and Reports

In the event that PGF files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in the Netherlands, the United States or elsewhere, PGF will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with PGF’s obligation to deliver such statements and reports to the trustee. PGF will provide to the trustee with prompt written notification at such time that PGF becomes or ceases to be a reporting company. The trustee will have no obligation to determine if and when PGF’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, PGF will provide a directors’ certificate stating (i) that a review of PGF’s activities has been made during the period covered by such financial statements with a view to determining whether PGF has kept, observed, performed and fulfilled its covenants and agreements under the indenture; and (ii) that no event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained in them or determinable from information contained in them, including PGF’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on directors’ certificates).

Appointment to Fill a Vacancy in Office of Trustee

PGF, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the Notes.

Payments and Paying Agents

PGF will, prior to 3:00 p.m., New York City time, on the business day preceding any payment date of the principal of or interest on the Notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

All payments on the Notes will be subject in all cases to any applicable tax, fiscal or other laws and regulations in any jurisdictions, but without prejudice to the provisions of “—Additional Amounts.” For the purposes of the preceding sentence, the phrase “applicable tax, fiscal or other laws and regulations” will include any obligation on us to withhold or deduct from a payment pursuant to Section 1471(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code, any regulations thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto (collectively, “FATCA”).

Additional Amounts

Except as provided below, PGF or Petrobras, as applicable, will make all payments of amounts due under the Notes and the indenture and each other document entered into in connection with the Notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PGF’s incorporation (currently the Netherlands) or any jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PGF or Petrobras, as applicable, is required by law to withhold or deduct any such taxes, levies, deductions or other governmental charges, PGF or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranty.

All references to principal, premium, if any, and interest in respect of the Notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the Notes.

PGF or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following:

•	the holder or any other person that beneficially owns an interest in its Notes (a “beneficial owner”) has a connection with the taxing jurisdiction other than merely holding the Notes or receiving principal or interest payments on the Notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•	the holder fails to comply with any certification, identification or other reporting requirements concerning its or any beneficial owner’s nationality, residence, identity or connection with the taxing jurisdiction, if (i) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (ii) the holder is able to comply with such requirements without undue hardship and (iii) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PGF or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•	the holder fails to present (where presentation is required) its Notes within 30 calendar days after PGF has made available to the holder a payment under the Notes and the indenture, provided that PGF or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the Notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•	a withholding or deduction is required to be made pursuant the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021);

•	any estate, inheritance, gift, value added, Financial Transactions Tax (“FTT”), use or sales taxes or any similar taxes, assessments or other governmental charges; or

•	where the holder or any beneficial owner would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder or beneficial owner.

PGF shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that are imposed by a taxing jurisdiction from any payment under the Notes or under any other document or instrument referred to in the indenture or from the execution, delivery, enforcement or registration of the Notes or any other document or instrument referred to in the indenture. PGF shall indemnify and make whole the holders of the Notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PGF as provided in this paragraph paid by such holder. As provided in “—Payments and Paying Agents,” all payments in respect of the Notes will be made subject to any withholding or deduction required pursuant to FATCA, and we will not be required to pay any additional amounts on account of any such deduction or withholding required pursuant to FATCA.

Negative Pledge

So long as any Notes remain outstanding, PGF will not create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PGF contemporaneously creates or permits such lien to secure equally and ratably its obligations under the Notes as is duly approved by a resolution of the holders of the Notes in accordance with the indenture. In addition, PGF will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness; (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under the Notes and the indenture or PGF provides such other security for the Notes and the indenture as is duly approved by a resolution of the holders of the Notes in accordance with such indenture. This covenant is subject to a number of important exceptions, including an exception that permits PGF to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any time as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance

PGF will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PGF) to merge with or into it unless such consolidation, amalgamation, merger, lease, spin-off or transfer of properties, assets or revenues does not violate any provision of Dutch financial regulatory laws and:

•	either PGF is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PGF is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased the property or assets of PGF will assume (jointly and severally with PGF unless PGF will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture, all of PGF’s obligations under the indenture and the Notes;

•	the successor company (jointly and severally with PGF unless PGF will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the Notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•	PGF has delivered to the trustee a directors’ certificate and an opinion of counsel, each stating that the transaction, and each supplemental indenture relating to the transaction, comply with the terms of the indenture, and that all conditions precedent provided for in such indenture and relating to the transaction have been complied with; and

•	PGF has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the Notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•	PGF may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PGF or Petrobras in cases when PGF is the surviving entity in the transaction and the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole, it being understood that if PGF is not the surviving entity, PGF will be required to comply with the requirements set forth in the previous paragraph; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than PGF or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PGF or Petrobras; or

•	any direct or indirect subsidiary of PGF may liquidate or dissolve if PGF determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PGF and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PGF or Petrobras.

PGF may omit to comply with any term, provision or condition set forth in certain covenants applicable to the Notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority of the principal amount of the outstanding Notes waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PGF’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PGF permitted lien” means any:

(a)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PGF’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b)	lien arising from PGF’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PGF’s past practice;

(c)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d)	lien granted upon or with respect to any assets hereafter acquired by PGF or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(e)	lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PGF or another wholly-owned subsidiary;

(f)	lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PGF or any subsidiary, so long as the lien is not created in anticipation of that acquisition;

(g)	lien existing as of the date of the original issuance of the Notes;

(h)	lien resulting from the indenture or the guaranty, if any;

(i)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PGF, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

(j)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and

(k)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PGF permitted liens pursuant to another part of this definition of PGF permitted liens, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any date as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Notices

For so long as Notes in global form are outstanding, notices to be given to holders will be given to the Trustee in accordance with its applicable policies in effect from time to time. If Notes are issued in individual definitive form, notices to be given to holders will be deemed to have been given upon the mailing by first class mail of such notices to holders of the Notes at their registered addresses as they appear in the registrar’s records.

Optional Redemption

PGF will not be permitted to redeem the Notes before their stated maturity, except as set forth below. The Notes will not be entitled to the benefit of any sinking fund (we will not deposit money on a regular basis into any separate account to repay your Notes). In addition, you will not be entitled to require us to repurchase your Notes from you before the stated maturity.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the business day prior to any redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Optional Redemption at Par

PGF will have the right at our option to redeem the Notes, in whole or in part, at any time or from time to time on or after , 20 ( months prior to the scheduled maturity date of the Notes) (the “Par Call Date”), on at least 10 days’ but not more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the principal amount of such Notes to the date of redemption.

Optional Redemption With “Make-Whole” Amount for the Notes

PGF will have the right at our option to redeem the Notes, in whole or in part, at any time or from time to time prior to the Par Call Date, on at least 10 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon that would be due after the redemption date as if the Notes were redeemed on the Par Call Date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, less interest accrued to the date of redemption, plus in each case accrued and unpaid interest on the principal amount of such Notes to the date of redemption.

A redemption notice may at PGF’s option be subject to the satisfaction of one or more conditions precedent, and such notice may be rescinded or the redemption date delayed in the event that any or all such conditions shall not have been satisfied by the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by PGF in accordance with the following two paragraphs.

The Treasury Rate shall be determined by PGF after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, PGF shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than the Remaining Life and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, PGF shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, PGF shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, PGF shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places. PGF’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Redemption for Taxation Reasons

We have the option, subject to certain conditions, to redeem the Notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official entry into effect, application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes.

The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PGF being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.

Amendments

See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on Notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on Notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance, (ii) the add-on Notes will rank pari passu and have equivalent terms and benefits as the Notes offered under this prospectus supplement except for the price to the public and the issue date and (iii) any add on Notes shall be issued under a separate CUSIP or ISIN number unless the add on Notes are issued pursuant to a “qualified reopening” of the original series, are otherwise treated as part of the same “issue” of debt instruments as the original series or are issued with less than a de minimis amount of original discount, in each case for U.S. federal income tax purposes. Any add-on Notes with respect to the Notes will be part of the same series as such Notes that PGF is currently offering and the holders will vote on all matters in relation to the Notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The Notes will not be convertible into, or exchangeable for, any other securities.

Listing

PGF intends to apply to have the Notes approved for listing on the NYSE.

Currency Rate Indemnity

PGF has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any Notes is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), PGF will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PGF’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the Note or under any judgment or order described above.

The Trustee, Paying Agent and Transfer Agent

The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PGF as registrar, paying agent and transfer agent with respect to the Notes. The address of the trustee is 240 Greenwich Street, 7E, New York, New York 10286. PGF will at all times maintain a paying agent in New York City until the Notes are paid.

Any corporation or association into which the trustee or any agent named above may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee or any agent shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee or any agent may be sold or otherwise transferred, shall be the successor trustee or relevant agent, as applicable, hereunder without any further act.

DESCRIPTION OF THE GUARANTY

General

In connection with the execution and delivery of the sixth supplemental indenture and the Notes offered by this prospectus supplement, Petrobras will guarantee the Notes (the “guaranty”) for the benefit of the holders.

The guaranty will provide that Petrobras will unconditionally and irrevocably guarantee the Notes on the terms and conditions described below.

The following summary describes the material provisions of the guaranty. You should read the more detailed provisions of the guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the guaranty.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the Notes or Petrobras’s obligations under the guaranty.

Ranking

The obligations of Petrobras under the guaranty will constitute general unsecured obligations of Petrobras which at all times will rank pari passu, without any preferences among themselves, with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.

In addition, Petrobras’s obligations under the guaranty of the Notes rank, and will rank, pari passu with its obligations in respect of outstanding and future guaranties of indebtedness issued by PGF.

Nature of Obligation

Petrobras will unconditionally and irrevocably guarantee (by way of a first demand guarantee) the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).

The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional (thus waiving any benefits of order set forth under Brazilian law, including those established in articles 827, 834, 835, 838 and 839 of the Brazilian Civil Code, under article 794, caput, of the Brazilian Civil Procedure Code) upon failure of PGF to make, at the maturity date of the Notes or earlier upon any acceleration or otherwise of the Notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the Notes on the date any such payment is due. If PGF fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the Notes. All amounts payable by Petrobras under the guaranty will be payable in U.S. dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under any guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

Events of Default

There are no events of default under the guaranty. The sixth supplemental indenture, however, contains events of default relating to Petrobras that may trigger an event of default and acceleration of the Notes. See “Description of the Notes―Events of Default.” Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PGF fails to pay all amounts then due under the Notes and the indenture, Petrobras will be obligated to make such payments pursuant to the guaranty.

Covenants

For so long as any of the Notes are outstanding and Petrobras has obligations under the guaranty, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:

Performance Obligations under the Guaranty and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the guaranty and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the Notes.

Maintenance of Office or Agency

So long any Notes are outstanding, Petrobras will maintain an office or agency in the United States where notices to and demands upon Petrobras in respect of the guaranty for such Notes may be served.

Petrobras has initially appointed Petrobras America Inc., with offices located at 10350 Richmond Ave., Suite 1400, Houston, TX 77042, as its agent. Petrobras will not change the appointment of the agent without prior written notice to the trustee and appointing a replacement agent or designating an office, in the United States.

Ranking

Petrobras will ensure at all times that its obligations under the guaranty will be its general senior unsecured and unsubordinated obligations and will rank pari passu, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with IFRS, and (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with IFRS. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with the Petrobras’s obligation to deliver such statements and reports to the trustee. The trustee will have no obligation to determine if and when Petrobras’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, Petrobras will provide an officers’ certificate stating that a review of Petrobras’s and PGF’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PGF have kept, observed, performed and fulfilled their covenants and agreements under the guaranty and the indenture, as applicable, and that no event of default has occurred during such period.

In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the Notes, upon written request, of the Notes) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’s compliance with any of its covenants in the guaranty (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Negative Pledge

So long as any Notes remain outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranty or Petrobras provides other security for its obligations under the guaranty and the indenture as is duly approved by a resolution of the holders of Notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’s assets to secure (i) any of its indebtedness; (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’s obligations under the guaranty and the indenture or Petrobras provides such other security for its obligations under the guaranty and the indenture as is duly approved by a resolution of the holders of the Notes in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•	any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’s subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•	any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•	any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•	any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•	shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a)	lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c)	lien arising from Petrobras’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’s past practice;

(d)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e)	lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(f)	lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g)	lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h)	lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i)	lien existing as of the date of the original issuance of the Notes;

(j)	lien resulting from the indenture or the guaranty, if any;

(k)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by Petrobras, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time;

(l)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 20% of Petrobras’s consolidated total assets (as determined in accordance with IFRS) at any date as at which Petrobras’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

A “material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’s total consolidated assets (as set forth on Petrobras’s most recent balance sheet prepared in accordance with IFRS).

Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•	either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the guaranty, all of Petrobras’s obligations under such guaranty;

•	the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the Notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing; and

•	Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that that such merger, consolidation, sale, spin-off, transfer or other conveyance or disposition and the amendment to the guaranty comply with the terms of the guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the Notes has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:

•	Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•	any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments

The guaranty may only be amended or waived in accordance with its terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the Notes. Because the guaranty forms part of the indenture, it may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the Notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranty or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding.

Governing Law

The guaranty will be governed by the laws of the State of New York.

Jurisdiction

Under the guaranty, Petrobras will consent to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranty (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PGF or their assets, whether or not claimed, Petrobras will irrevocably agree with the trustee under the guaranty, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Under the guaranty, Petrobras will agree that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranty is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), Petrobras will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’s other obligations under the guaranty, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

CLEARANCE AND SETTLEMENT

Book-Entry Issuance

Except under the limited circumstances described in the accompanying prospectus, all Notes will be book-entry Notes. This means that the actual purchasers of the Notes will not be entitled to have the Notes registered in their names and will not be entitled to receive physical delivery of the Notes in definitive (paper) form. Instead, upon issuance, all the Notes will be represented by one or more fully registered global Notes.

Each of the Notes will be represented by one or more global notes. Each global note will be deposited directly with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee. Global Notes may also be deposited indirectly with Clearstream, Luxembourg and Euroclear, as indirect participants of DTC. For background information regarding DTC and Clearstream, Luxembourg and Euroclear, see “—The Depository Trust Company” and “—Clearstream, Luxembourg and Euroclear” below. No global note representing book-entry Notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the Notes and will be considered the sole representative of the beneficial owners of the Notes for purposes of the indenture. For an explanation of the situations in which a global note will terminate and interests in it will be exchanged for physical certificates representing the Notes, see “Legal Ownership—Global Securities” in the accompanying prospectus.

The registration of the global notes in the name of DTC’s nominee will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their Notes in definitive form. These laws may impair the ability of beneficial holders to transfer the Notes.

In this prospectus supplement, unless and until definitive (paper) Notes are issued to the beneficial owners as described in the accompanying prospectus, all references to “registered holders” of Notes shall mean DTC. PGF, Petrobras, the trustee and any paying agent, transfer agent, registrar or other agent may treat DTC as the absolute owner of the Notes for all purposes.

Primary Distribution

Payment Procedures

Payment for the Notes will be made on a delivery versus payment basis.

Clearance and Settlement Procedures

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. Notes will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. dollars, on the settlement date.

Secondary Market Trading

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. If payment is made in U.S. dollars, settlement will be free of payment. If payment is made in other than U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

The Depository Trust Company

The policies of DTC will govern payments, transfers, exchange and other matters relating to the beneficial owner’s interest in the Notes held by that owner. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the actions of DTC or any of their direct or indirect participants. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the records kept by DTC or any of their direct or indirect participants. In addition, neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we supervise DTC in any way. DTC and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. Investors should be aware that DTC and its participants are not obligated to perform these procedures and may modify them or discontinue them at any time. The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC has advised us as follows:

•	DTC is:

a limited purpose trust company organized under the laws of the State of New York;

a member of the Federal Reserve System;

a “clearing corporation” within the meaning of the Uniform Commercial Code; and

a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their Notes through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Notes will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Brazil.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear, as the case may be, will take any other action permitted to be taken by a registered holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated , 2024, by and among PGF, Petrobras and BofA Securities, Inc., Banco Bradesco BBI S.A., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, each underwriter has severally and not jointly agreed to purchase, and PGF has agreed to sell to the underwriters, the principal amount of Notes set forth opposite the name of such underwriter below:

Underwriters	Principal Amount of Notes
BofA Securities, Inc.	U.S.$
Banco Bradesco BBI S.A.	U.S.$
HSBC Securities (USA) Inc.	U.S.$
J.P. Morgan Securities LLC	U.S.$
Mizuho Securities USA LLC	U.S.$
Morgan Stanley & Co. LLC	U.S.$
Total	U.S.$

Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the notes in the United States of America. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Notes is subject to, among other conditions, the delivery of certain certificates and legal opinions. The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement if any Notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated. The Notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters. The Notes may be offered and sold through certain of the underwriters’ affiliates. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriting agreement provides that PGF and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (“Securities Act”), and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PGF has been advised by the underwriters that the underwriters intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the Notes.

In connection with this offering, the underwriters (or persons acting on their behalf) participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters (or persons acting on their behalf) may bid for and purchase Notes in the open market to stabilize the price of the Notes. The underwriters (or persons acting on their behalf) may also over-allot this offering, creating a short position, and may bid for and purchase Notes in the open market to cover the short position. These activities if carried out, will be carried out with a view to stabilize, maintain and support the market price of the Notes during the stabilization period above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and these activities may not necessarily occur.

Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than 30 days after the date on which the issuer received the proceeds of the issue, or no later than 60 days after the date of allotment of the Notes, whichever is the earlier. Any stabilization action or over-allotment must be conducted by the relevant underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriters (or persons acting on their behalf) and on the NYSE or the over-the-counter market.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Petrobras, PGF and their affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, certain of the underwriters and/or their affiliates may hold debt securities or other indebtedness issued by PGF, including indebtedness guaranteed by Petrobras, which may be repurchased or repaid with proceeds of this offering. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters and/or their affiliates may acquire the Notes for their own accounts. Such acquisitions may have an effect on demand for and the price of the Notes.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$ million and will be borne by PGF. PGF has agreed to reimburse the underwriters up to approximately U.S.$ for certain of their expenses relating to the offering, including the fees and disbursements of counsel to the underwriters. Such reimbursement is deemed underwriting compensation by the Financial Industry Regulatory Authority Inc. (FINRA).

Petrobras has been advised by the underwriters that they propose to offer the Notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of % of the principal amount of the Notes. After the initial public offering of the Notes, the public offering price and concession and discount to dealers may be changed.

We expect to deliver the Notes against payment for the Notes on or about , 2024, which will be the eighth business day following the date of this prospectus supplement (such settlement being referred to as “T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in eighth business days (T+8), to specify alternative settlement arrangements to prevent a failed settlement.

The Notes are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the Notes should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on PGF except as set forth in the underwriting agreement.

Neither PGF nor the underwriters have represented that the Notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

Conflicts of Interest

The underwriters are acting as dealer managers in connection with the Tender Offers and will receive a commission for also acting in such capacity. In addition, the underwriters or their affiliates may tender Old Notes in the Tender Offers for their own account or for the accounts of their customers, in which case the underwriters, their affiliates or customers may receive a portion of the proceeds of this offering. See “The Offering—Tender Offers.”

General

No action has been or will be taken in any jurisdiction other than the United States by PGF or any underwriter that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this prospectus supplement or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons outside the United States into whose hands this prospectus supplement comes are required by PGF and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this prospectus supplement or any other offering material relating to the Notes, in all cases at their own expense.

Brazil

Neither the Notes, nor their offer for sale, have been, or will be, registered with the Comissão de Valores Mobiliários – CVM. The Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ( “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the EEA.

This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities that are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Notes shall require PGF or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and PGF that it and any person on whose behalf it acquires Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2)  not a “retail investor” (as defined above).

Chile

The offer for the Notes is subject to General Rule No. 336 issued by the Superintendencia de Valores y Seguros de Chile (“CMF”). The commencement date of this offer is the one contained on the cover page of this prospectus supplement. The Notes will not be registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry), both kept by the CMF and will not be subject to the supervision of the CMF. As unregistered securities, the Company has no obligation to deliver/disclose public information about the Notes in Chile. The Notes cannot and will not be publicly offered in Chile unless registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry), both kept by the CMF. If the Notes are offered within Chile, they will be offered and sold only pursuant to General Rule 336 of the CMF, an exemption to the registration requirements, or in circumstances which do not constitute a public offer of securities under Chilean law.

La oferta de los valores se acoge a la Norma de Carácter General N.º 336 de la Superintendencia de Valores y Seguros hoy Comisión para el Mercado Financiero (“CMF”). La fecha de inicio de la presente oferta es la indicada en la portada de este suplemento de prospecto. Los valores no estarán inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, y tales valores no estarán sujetos a la fiscalización de la CMF. Por tratarse de valores no inscritos, no existe obligación por parte del emisor de entregar en Chile información pública respecto de los valores. Los valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores o el Registro de Valores Extranjeros que lleva la CMF. Si los valores son ofrecidos dentro de Chile, serán ofrecidos y colocados sólo de acuerdo a la Norma de Carácter General N.º 336 de la CMF, una excepción a la obligación de inscripción, o en circunstancias que no constituyan una oferta pública de valores en Chile de conformidad a la ley chilena.

Peru

The Notes and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores) or the Lima Stock Exchange (Bolsa de Valores de Lima). Accordingly, the Notes cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru. The Peruvian securities market law establishes, among others, that any particular offer may qualify as private if it is directed exclusively to institutional investors.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “United Kingdom” or the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a “qualified investor” as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). No key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the UK.

This prospectus supplement has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in the UK of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities that are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Notes shall require PGF or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer.

Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither PGF nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement.

Each person in the UK who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and PGF that it and any person on whose behalf it acquires Notes is: (1) a "qualified investor" within the meaning of the UK Prospectus Regulation; and (2) not a "retail investor" (as defined above).

Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be publicly distributed, or otherwise made publicly available in Switzerland.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Abu Dhabi Global Market

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement is an Exempt Offer in accordance with the Market Rules of the ADGM Financial Services Regulatory Authority. This Exempt Offer document is intended for distribution only to Persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other Person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The ADGM Financial Services Regulatory Authority has not approved this Exempt Offer document nor taken steps to verify the information set out in it, and has no responsibility for it. The Notes to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this Exempt Offer document you should consult an authorised financial advisor.

Dubai International Financial Centre

This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are persons who meet the Professional Client criteria set out in Rule 2.3.4 of the Dubai Financial Services Authority (“DFSA”) Conduct of Business Module or (c) are persons to whom an invitation or inducement in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong and no action has been taken in Hong Kong to authorize or register this prospectus supplement or to permit the distribution of this prospectus supplement or any document issued in connection with it. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement, you should obtain independent professional advice.

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (in the case of an accredited investor) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed for or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust, as the case may be, shall not be transferred within six months after that corporation or that trust has acquired the Notes, as the case may be, pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification – In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes in Taiwan.

TAXATION

The following discussion summarizes certain U.S. federal income, Brazilian and Dutch tax considerations that may be relevant to the ownership and disposition of the Notes acquired in this offering at their original issue price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the Notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently is no income tax treaty between Brazil and the United States. Although Brazilian and U.S. tax authorities have had discussions that may culminate in such a treaty, we cannot make any assurances regarding whether or when such a treaty will enter into force or how it will affect holders of the Notes.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a holder of a Note. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners of Notes that will hold Notes as capital assets and acquired notes upon original issuance at their original issue price. This summary does not address particular tax considerations that may be applicable to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or the partners therein, U.S. expatriates, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons that have a “functional currency” other than the U.S. dollar. Furthermore, this discussion does not address all of the U.S. federal income tax considerations that may be relevant to a potential investor whose Old Notes are repurchased in the Tender Offers, and such persons should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the redemption of their Old Notes pursuant to the Tender Offers and the acquisition of the Notes pursuant to this offering.

This summary addresses only U.S. federal income tax consequences, and does not address consequences arising under state, local, foreign tax laws, the alternative minimum tax or the Medicare tax on net investment income or under special timing rules prescribed under section 451(b) of the Code. Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes under such tax laws, as well as the application to their particular situation of the U.S. federal income tax considerations discussed below.

As used herein, a “U.S. holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the Note.

Tax Consequences to U.S. Holders of Holding and Disposing of Notes

Payments of Interest and Additional Amounts.

The gross amount of stated interest and additional amounts (i.e., without reduction for withholding tax at the appropriate Brazilian withholding tax rate applicable to the U.S. holder) will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is actually or constructively received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the Notes will be issued without original issue discount (“OID”) for U.S. federal income tax purposes. In general, however, if the Notes are issued with OID at or above a de minimis threshold, a U.S. holder will be required to include OID in gross income, as ordinary income, under a “constant-yield method” before the receipt of cash attributable to such income, regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Subject to generally applicable limitations and conditions, Brazilian interest withholding tax (if any) paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Brazilian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, any Brazilian tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to any Brazilian tax on interest is uncertain and we have not determined whether these requirements have been met. If the Brazilian interest tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Interest and additional amounts (if any) will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Sale, Exchange and Retirement of Notes.

Upon the sale, exchange or retirement of a Note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. A U.S. holder’s tax basis in a note will generally equal the cost of the Note to such holder. Gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S. holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.

A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the Notes against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Notes generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Notes even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Notes and any Brazilian tax imposed on such sale or disposition.

Specified Foreign Financial Assets.

Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include Notes issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the Notes made to, and the proceeds of dispositions of Notes effected by, certain U.S. holders. In addition, certain U.S. holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers to the person from whom they receive payments. Investors who are not “United States persons” (as defined in the Code) may be required to comply with applicable certification procedures to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the Notes by a non-resident of Brazil. This discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the Notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

Payments in Respect of the Notes, and Sale or Other Disposition of Notes

Generally, an individual, entity, trust or organization that is domiciled for tax purposes outside Brazil (a “Non-Resident”) is subject to income tax in Brazil only when income is derived from a Brazilian source or when the transaction giving rise to such earnings involves assets located in Brazil. Therefore, based on the fact that PGF is considered to be domiciled abroad for tax purposes, any interest, gains, fees, commissions, expenses and any other income paid by PGF in respect of the Notes it issues to Non-Resident holders should not be subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made by PGF with funds held outside of Brazil.

Any capital gains generated outside Brazil as a result of a transaction between two Non-Resident holders with respect to assets not located in Brazil are generally not subject to tax in Brazil. If the assets are located in Brazil, then capital gains realized thereon are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Since the Notes will be issued by a legal entity incorporated outside of Brazil and registered abroad, the Notes should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, gains realized on the sale or other disposition of the Notes made outside Brazil by a Non-Resident holder to another Non-Resident should not be subject to Brazilian taxes. However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation of this law will prevail in the courts of Brazil. If the income tax is deemed to be due, the gains may be subject to income tax in Brazil, effective as from January 1, 2017, (as confirmed by Declaratory Act No. 3, of April 27, 2016), at progressive rates as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million; or 25.0% if such Non-Resident holder is located in a Low or Nil Tax Jurisdiction as it will be further detailed below. A lower rate, however, may apply under an applicable tax treaty between Brazil and the country where the Non-Resident holder has its domicile.

Payments Made by Petrobras as Guarantor

In the event the issuer fails to timely pay any due amount, including any payment of principal, interest or any other amount that may be due and payable in respect of the Notes, the guarantor will be required to assume the obligation to pay such due amounts. As there is no specific legal provision dealing with the imposition of withholding income tax on payments made by Brazilian sources to Non-Resident beneficiaries under guarantees and no uniform decision from the Brazilian courts, there is a risk that tax authorities will take the position that the funds remitted by the guarantor to the Non-Resident holders may be subject to the imposition of withholding income tax at a general 15% rate, or at a 25% rate, if the Non-Resident holder is located in a Low or Nil Tax Jurisdiction. Arguments exist to sustain that (a) payments made under the guarantee structure should be subject to imposition of withholding income tax according to the nature of the guaranteed payment, in which case only interest and fees should be subject to taxation at a rate of 15%, or 25%, in cases of beneficiaries located in Low or Nil Tax Jurisdictions, as defined by the Brazilian legislation; or (b) payments made under guarantee by Brazilian sources to Non-Resident beneficiaries should not be subject to the imposition of withholding income tax, to the extent that they should qualify as a credit transaction by the Brazilian party to the borrower. As noted above, the imposition of withholding income tax under these circumstances has not been settled by the Brazilian courts.

If the payments with respect to the Notes are made by Petrobras as a guarantor, then Non-Resident holders will be indemnified so that, after payment of applicable Brazilian taxes imposed by deductions or withholding with respect to principal or interest payable with respect to the Notes, subject to certain exceptions, as mentioned in “Description of the Notes—Covenants—Additional Amounts,” a Non-Resident holder will receive an amount equal to the amount that such Non-Resident holder would have received if no such taxes were imposed. See “Description of the Notes—Covenants—Additional Amounts.”

Discussion on Low or Nil Tax Jurisdictions

On June 23, 2008, with effect as from January 1, 2009, Law No. 11,727 (“Law 11,727/08”) introduced the concept of “privileged tax regime” which concept is broader than the concept of a Favorable Tax Jurisdiction. A “privileged tax regime” is a regime that (1) does not tax income or taxes it at a maximum rate lower than 20% (or 17% if the country complies with international tax transparency standards; however, Law No. 14,596 (as defined below) changed this threshold from 20% to 17%, as a general matter from 2024 onwards, as discussed below); (2) grants tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or in the territory, or (b) conditioned upon the non-exercise of a substantial economic activity in the country or in the territory; (3) does not tax or taxes foreign sourced income at a maximum rate lower than 20% (or 17% if the country complies with international tax transparency standards; however, Law No. 14,596 (as defined below) changed this threshold from 20% to 17%, as a general matter since January 2024, as discussed below); or (4) restricts the disclosure of information related to the ownership of shares, goods and rights, as well as to the information related to the economic transactions carried out.

For the purpose of qualification as a Favorable Tax Jurisdiction, a regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488, of 2014) had already decreased from 20% to 17% the minimum threshold for certain specific cases. The 17% threshold applied only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities.

On December 29, 2022, the Brazilian government published the Provisional Measure No. 1,152, which was converted into Law No. 14,596 on June 15, 2023 (“Law No. 14,596/23”). Specifically in relation to the concepts of Favorable Tax Jurisdictions and “privileged tax regimes”, Law No. 14,596/23 established a minimum threshold tax rate of 17%, a change from the minimum rate of 20% mentioned above. As mentioned above, the 17% rate was already adopted as a minimum threshold for countries and regimes that comply with Normative Instruction No. 1,530, dated December 19, 2014 (“Normative Instruction No. 1,530”). Under these rules, however, tax authorities could reinstate the 20% threshold at any time. Law No. 14,596/23 set in legal statutes the minimum 17% threshold for all cases and regardless of compliance with Normative Instruction No. 1,530. This new threshold is in effect since January 2024, except in the case of the taxpayers that opted to anticipate the effects of said law (which were already subject to the new threshold in 2023).

On June 4, 2010, the Brazilian federal tax authorities enacted Normative Instruction No. 1,037, as amended (“IN 1,037/10”), listing (i) the countries and jurisdictions considered Favorable Tax Jurisdictions, and (ii) the privileged tax regimes. This is an exhaustive list and has not yet been updated to reflect changes from Law No. 14,596.

The interpretation of the current tax legislation could lead to the conclusion that the concept of “Privileged Tax Regime” should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, stricter deductibility rules and other specific situations for specific taxpayers (a binding tax ruling – Solução de Consulta COSIT No. 575, dated as of December 20, 2017 - issued by Brazilian tax authorities seems to confirm this interpretation). However, one cannot assure that subsequent legislation or interpretations issued by the Brazilian tax authorities regarding the definition of a “Privileged Tax Regime” provided by Law No. 11,727/08 and Law No. 14,596/23 will not also apply to payments to Non-Resident holders in connection with the notes.

In the event that the privileged tax regime concept is interpreted to be applicable to transactions such as payments related to the Notes to Non-Resident, Law 11,727/08 would accordingly result in the imposition of taxation to a Non-Resident that meets the privileged tax regime requirements in the same way applicable to a resident located in a Favorable Tax Jurisdiction.

Holders should consult with their own tax advisors regarding the consequences of the implementation of Law 11,727/08, Law 14,596/23 and IN 1,037/10 and of any related Brazilian tax law or regulation concerning Favorable Tax Jurisdictions and “privileged tax regimes”.

Other Tax Considerations

Brazilian law imposes a Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Exchange, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. According to Section 15-B of the Decree No. 6,306, as amended, the settlement of exchange transactions in connection with foreign financing or loans, for both inflow and outflow of proceeds into and from Brazil, are subject to IOF/Exchange at a 0% rate. Currently, in the case of the settlement of foreign exchange transactions (including simultaneous foreign exchange transactions), in connection with the inflow of proceeds to Brazil deriving from foreign loans, including those obtained through the issuance of notes in the international market, the IOF/Exchange tax rate is 0%. The Brazilian government is permitted to increase this rate at any time up to 25.0%. Any such increase in rates may only apply to future transactions.

In addition, the Brazilian tax authorities could argue that a Tax on Loan Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Credit, due on loan transactions could be imposed upon any amount paid in respect of the Notes by the guarantor under the guarantee given at a rate of up to 1.88% of the total amount paid. IOF/Credit, however, can only be levied on on-shore loan transactions, so cross-border payments to investors resident outside Brazil should not be subject to this taxation.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the Notes by a Non-Resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Dutch Tax Considerations

The following describes certain material Dutch tax consequences for a holder who is neither a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes in respect of the ownership, acquisition and disposal of the Notes.

This section is based on the Dutch tax laws, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” and “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. In addition, this section is based on the assumption that the Notes issued by PGF do not qualify as equity for Dutch tax purposes.

This section is intended as general information only, it does not constitute tax or legal advice and it does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In view of its general nature, it should be treated with appropriate caution.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

For Dutch tax purposes, a holder of Notes may include, without limitation:

•	an owner of one or more Notes who, in addition to the title to such Notes, has an economic interest in such Notes;

•	a person or an entity that holds the entire economic interest in one or more Notes;

•	a person or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more Notes; and

•	a person who or an entity that does not have the legal title to the Notes, but to whom the Notes are attributed based either on such person or entity holding a beneficial interest in the Notes or based on specific statutory provisions, including statutory provisions pursuant to which the Notes are attributed to a person who is, or who has directly or indirectly inherited the Notes from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Notes.

Dutch Individual and Corporate Income Tax

Please note that this section does not describe the tax considerations for:

•	holders of the Notes if such holders, and in the case of an individual, his or her partner or certain of his or her relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in PGF under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of notes has a substantial interest in PGF if it has, directly or indirectly (and, in the case of an individual, alone or together with certain relatives) (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5 per cent. or more of either the total issued and outstanding capital of PGF or the issued and outstanding capital of any class of shares of PGF, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent. or more of either the annual profit or the liquidation proceeds of PGF. A deemed substantial interest may arise if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

•	pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969)) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax;

•	holders of Notes who are individuals and for whom the Notes or any benefit derived from the Notes are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

A holder of Notes will not be treated as a resident of the Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

A holder who is not a resident of the Netherlands, nor deemed to be a resident, is not taxable on income derived from the Notes and capital gains realized upon the disposal or redemption of the Notes, except if:

(i)	such holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of the enterprise, other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) that is taxable in the Netherlands, to which the Notes are attributable;
(ii)	the holder is an individual and derives benefits from miscellaneous activities (overige werkzaamheden) carried out in the Netherlands in respect of the Notes, including without limitation activities which are beyond the scope of active portfolio investment activities;
(iii)	the holder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the Notes are attributable; or
(iv)	the holder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the Notes are attributable.

Dutch Withholding Tax

Holders of Notes Not Related to PGF

All payments made by PGF under the Notes to holders of Notes other than holders that are "related entities" in respect of PGF (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021) (see below) can be made free of withholding or deduction for any taxes of any nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein, unless the Notes qualify as equity of PGF for Dutch tax purposes.

Holders of Notes Related to PGF

Payments of interest (or amounts deemed interest) made by PGF under the Notes to holders of Notes that are related entities in respect of PGF (within the meaning of the Dutch Withholding Tax Act 2021, as defined below) may become subject to Dutch withholding tax at a rate of 25.8% (rate for 2024), if such related entity:

•	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

•	has a permanent establishment located in a Listed Jurisdiction to which the interest payment is attributable; or

•	is entitled to the interest payment with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

•	is not considered to be the recipient of the interest in its jurisdiction of residence because such jurisdiction treats another entity as the recipient of the interest (a hybrid mismatch); or

•	is not resident in any jurisdiction (also a hybrid mismatch); or

•	is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act; Wet op de vennootschapsbelasting 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of the participant holding the Qualifying Interest in the reverse hybrid treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to Dutch withholding tax in respect of the payments of interest without the interposition of the reverse hybrid;

all within the meaning of the Dutch Withholding Tax Act 2021.

Related entity

For purposes of the Dutch Withholding Tax Act 2021, an entity is considered a “related entity” in respect of PGF if:

•	such entity has a Qualifying Interest (as defined below) in PGF; or

•	PGF has a Qualifying Interest in such entity; or

•	a third party has a Qualifying Interest in both PGF and such entity.

The term "Qualifying Interest" means a direct or indirectly held interest – either by an entity individually or jointly if an entity is part of a collaborating group (samenwerkende groep) – that enables such entity or such collaborating group to exercise a definite influence over another entity's decisions, such as PGF decisions, and allows it to determine the other entity's activities (within the meaning of case law of the European Court of Justice on the right of freedom of establishment (vrijheid van vestiging).

Dutch Gift and Inheritance Taxes

No Dutch gift or inheritance taxes are due in respect of any gift of Notes by, or inheritance of the Notes on the death of a holder, except if:

(i)	at the time of the gift or death of the holder, the holder is a resident, or is deemed to be a resident, of the Netherlands or the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be a resident of the Nether-lands;

(ii)	the holder dies within 180 days after the date of the gift of the Notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his or her death, a resident of the Netherlands; or

(iii)	the gift of the Notes is made under a condition precedent and the holder is a resident.

For purposes of Dutch gift and inheritance taxes, among others, a person that holds Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, among others, a person not holding Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No other Dutch taxes, including value-added tax (VAT) and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a holder of the Notes by reason only of the purchase, ownership and disposal of the Notes.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (partially state-owned enterprise) organized and existing under the laws of Brazil, and PGF is a private company with limited liability incorporated under the laws of the Netherlands. A substantial portion of the assets of Petrobras and PGF are located outside the United States, and at any time all of their respective executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States.

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons” in the accompanying prospectus.

LEGAL MATTERS

Heussen B.V., special Dutch counsel for PGF, will pass upon the validity of the Notes and the indenture for PGF as to certain matters of Dutch law. Petrobras’s general counsel or acting general counsel, will pass upon, for Petrobras, certain matters of Brazilian law relating to the guaranty. The validity of the Notes, the indenture and the guaranty will be passed upon for PGF and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.

Pinheiro Neto Advogados will pass upon the validity of the guaranty for the underwriters as to certain matters of Brazilian law. Allen Overy Shearman Sterling US LLP will pass upon the validity of the Notes, the indenture and the guaranty for the underwriters as to certain matters of New York law.

EXPERTS

The consolidated financial statements of Petrobras as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on April 12, 2024 have been so incorporated in reliance on the reports of KPMG Auditores Independentes Ltda., independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the unaudited condensed consolidated interim financial statements of Petrobras as of June 30, 2024 and for the three-month and six-month periods ended June 30, 2024 and 2023, incorporated by reference herein, KPMG Auditores Independentes Ltda., independent registered public accounting firm, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Petrobras Form 6-K furnished to the SEC on August 9, 2024 and incorporated by reference herein, states that they did not audit and they do not express an opinion on those unaudited condensed consolidated interim financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited condensed consolidated interim financial statements because that report is not a ‘report’ or a ‘part’ of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.